Exhibit 99.1

ORLA MINING REPORTS FOURTH QUARTER 2021 RESULTS AND PROVIDES CAMINO ROJO OPERATIONS UPDATE

Camino Rojo Commercial Production Expected Imminently

VANCOUVER, BC, March 18, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the fourth quarter and year ended December 31, 2021.

(All amounts are in U.S. dollars unless otherwise stated)

HIGHLIGHTS:

  The Camino Rojo Oxide Mine poured first gold on December 13, 2021. Gold production totalled 2,422 ounces in 2021 and totaled 15,934 ounces for the first two months of 2022 ending February 28.
  The Company released 2022 guidance in February with gold production of 90,000 to 100,000 ounces and all-in sustaining costs ("AISC") of $600 to $700 per ounce of gold sold1. The Company is targeting the declaration of commercial production at the Camino Rojo Oxide Mine at the end of the first quarter of 2022.
  The average daily stacking throughput year to date ending February 28 was 15,116 tonnes per day or 84.0% of nameplate capacity of 18,000 tonnes per day. Process recoveries to date are in line with the metallurgical recovery model.
  Construction at the Camino Rojo Oxide Mine is largely complete, with the mine 98.9% complete at December 31, 2021, and 99.8% complete at February 28, 2022.
  Capital expenditures for the Camino Rojo Oxide Mine were $115.9 million for the project as at December 31, 2021, and $120.5 million as at February 28, 2022. Management anticipates the Camino Rojo Oxide Mine to be completed within the total project capital estimate of $134.1 million.
  During the fourth quarter, the Company released an initial resource on Caballito copper-gold deposit in Panama.
  Exploration and evaluation expenditures totaled $2.9 million for the quarter and included activities across the Company's portfolio. The Company anticipates spending $15 million in 2022 on exploration activities in an effort to expand resources on existing deposits and make new discoveries.
  Net loss of $5.0 million or $0.02 per share for the fourth quarter of 2021.
  Cash balance of $20.5 million at December 31, 2021, and $27.3 million at February 28, 2022.

"2021 was a monumental year for Orla as we constructed and poured first gold at Camino Rojo, our first mine," said Jason Simpson, President and Chief Executive Officer of Orla. "As we ramp up gold production and cash flow generation, we will be answering, 'What is next for Orla?' through advancement of our rich pipeline."

CAMINO ROJO OXIDE MINE CONSTRUCTION AND OPERATIONS UPDATE

Table 1: Mining and Processing Totals		FY 2021	YTD 2022 (to Feb 28)
Mining
Total Ore Mined	tonnes	2,058,041	1,181,896
Ore - processed	tonnes	1,708,622	865,573
Low Grade Ore - stockpiled	tonnes	349,419	316,323
Waste Mined	tonnes	2,049,703	482,178
Total Mined	tonnes	4,107,744	1,664,074
Strip Ratio	w:o	1.00	0.41
Total Ore Mined Gold Grade	g/t	0.71	0.67
Ore - processed	g/t	0.78	0.79
Low Grade Ore - stockpiled	g/t	0.36	0.36

Processing
Ore Crushed	tonnes	954,661	839,558
Ore Stacked	tonnes	1,188,328	1,105,034
Stacked Ore Gold Grade	g/t	0.74	0.82
Gold Poured	oz	2,422	15,934

Daily Throughput Rate – Average*	tpd	9,955	15,116
Daily Throughput / Nameplate Capacity	%	55.3%	84.0%
Total Crushed Ore Stockpile	tonnes	473,784	225,847
Total Crushed Ore Stockpile Au Grade	g/t	0.87	0.86
Total ROM Ore Stockpile**	tonnes	395,995	720,794
Total ROM Ore Stockpile Grade	g/t	0.42	0.39
*Average stacking rate calculation excludes stacked overliner material (272kt in 2021, and 213kt YTD 2022).
**Crushed ore stockpile includes crushed ore in the crushed ore stockpile, crushed unplaced overliner, and stockpiled overliner fines. ROM stockpile includes low-grade stockpiles and ROM ore stockpile.

Table 2: 2022 Operational Guidance and Outlook[1]
Gold Production	oz	90,000 - 100,000
All-in Sustaining Costs (AISC)[2,3]	$/oz Au sold	$600 - $700
Capital Expenditures[3]
Sustaining Capital Expenditures	$m	$5
Non-Sustaining Capital Expenditures	$m	$20
Exploration[3]
Mexico	$m	$10
Panama	$m	$5
Total Exploration	$m	$15
1. The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022 based on an assumption of commercial production being achieved on March 31, 2022.
2. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
3. Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

Commissioning activities at the Camino Rojo Oxide Mine are substantially complete, and mining and processing throughput rates and availabilities are in line with the ramp-up plan. Capital expenditures for the Camino Rojo Oxide Mine were $120.5 million at February 28, 2022, against the current project estimate at completion of $134.1 million, which is consistent with the total project capital expenditure estimate. The remaining project spend is expected to occur in the first half of the year. The project estimate at completion includes $3.5 million in unallocated contingency that is not forecasted to be spent. Management therefore anticipates the Camino Rojo Oxide Mine to be completed within the total project capital estimate.

The main construction activities completed during the fourth quarter of 2021 included ramp up of mining activities, mechanical completion of the crushing system, conveying/stacking systems and Merrill-Crowe plant. During the quarter, wet commissioning of all the process areas was completed as well camp facilities. Placement of overliner ore material on the heap leach pad and ore stacking began in early October in preparation for cyanide leaching which commenced in mid-November leading to first gold pour on December 13, 2021.

Site activities that advanced early in the first quarter of 2022 included ramping up mining, crushing and stacking rates as well as increasing capacity through the Merrill-Crowe plant. Construction activities included installation of heap leach liner in cell two and event pond, placement of overliner material on cell two of the heap leach, commissioning of the third and final overland conveyor, and construction of the airstrip.

CAMINO ROJO SULPHIDE PROJECT UPDATE

Orla continues to evaluate multiple development scenarios on the Camino Rojo Sulphide Project. The development scenarios being considered to potentially form the basis of a Preliminary Economic Assessment ("PEA") currently include: (1) an underground mining option, (2) an open pit mining option with processing at a to-be-constructed sulphide facility at Camino Rojo, and (3) an open pit mining option with processing at Newmont's Peñasquito plant. Based on the additional drilling and testwork to date, all development options remain possible.

Following a successful core drill program in 2021, an 8,250m follow-up drilling phase is planned in 2022. The 2021 program confirmed wide zones of higher-grade gold mineralization within the sulphide deposit while also providing material for new metallurgical study, which remains in progress. The 2021 drill program drilled a 6,079m, 14-hole program of south-oriented holes on a 100-250m drill spacing and the 2022 program will infill drill and reducing the spacing to 50-125m. This tighter drill spacing on the more optimal south orientation, combined with the extensive south to north historical drilling, will seek to reinforce the geological model and confirm continuity of wide zones of higher-grade gold mineralization, supporting the advancement of development planning and PEA targeted for year end 2022.

CERRO QUEMA OXIDE PROJECT UPDATE

In July 2021, Orla issued the results of a PFS and mineral resource and mineral reserve estimates for Cerro Quema. The PFS demonstrates the possibility of a low cost, high return heap leach project. The estimated after-tax net present value ("NPV") (5% discount rate) for Cerro Quema is $176 million, with an after-tax internal rate of return ("IRR") of 38% at a gold price of $1,600 per ounce. The Company will continue to advance the Cerro Quema engineering once the environmental permit and concession renewals are received which would provide the basis for a construction decision.

In February 2021, the Ministry of Environment conducted its final site inspection of the project. As a result of the positive site inspection review, the Category 3 Environmental and Social Impact Assessment is in the final stage of approval. The final process will now require the signing and publication of the resolution in the official government register (the "Gazette") — this process is pending.

In May 2021, the extension of the exploitation contracts Cerro Quema were signed by both the Ministry of Commerce and Industry and by Orla. The documents are currently with the Comptroller General for final review and approval. The final process will now require the signing and publication of the resolution in the official government register (the "Gazette") — this process is pending.

CABALLITO COPPER-GOLD PROJECT UPDATE

During the quarter, the Company announced the mineral resource estimate for the Caballito copper-gold deposit at the Company's Cerro Quema project ("Cerro Quema") located in the Azuero Peninsula, Los Santos Province, Panama. Caballito is a large, copper-gold deposit that represents an opportunity for the Company to potentially transform the scale and scope of Cerro Quema beyond the separate oxide project outlined in the July 2021 Pre-Feasibility Study ("PFS").

The mineral resource estimate for the Caballito copper-gold deposit consists of the following:

Table 3a: Caballito Sulphides
Class	Tonnes	CuEq	Cu	Au	Ag	CuEq	Cu	Au	Ag
	(000s)	(%)	(%)	(g/t)	(g/t)	(Mlbs)	(Mlbs)	(koz)	(koz)
Indicated	31,952	0.96	0.83	0.31	2.2	676	585	315	2,260
Inferred	22,569	0.85	0.77	0.21	1.2	425	381	155	856

Table 3b: Caballito Oxides
Class	Tonnes	Au	Ag	AuEq	Au	Ag
	(000s)	(g/t)	(g/t)	(g/t)	(koz)	(koz)
Indicated	998	0.49	2.1	0.50	16	67
Inferred	3,619	0.36	2.3	0.37	41	268

Subsequent to quarter and year end, Orla filed an updated technical report, prepared in accordance with the disclosure standards under National Instrument 43-101 ("NI 43-101") for Cerro Quema titled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022. The updated technical report includes the July 2021 PFS, as well as the mineral resource estimate for the Caballito copper-gold deposit noted above.

EXPLORATION PROGRAM

Please see Orla's March 14, 2022, News Release, "Orla Mining Commences Near Mine and Regional Exploration Programs at Camino Rojo and Cerro Quema", outlining the Company's $15 million 2022 Exploration Program intended to expand existing resources and discover new deposits.

UPCOMING MILESTONES

  Achieving commercial production at Camino Rojo Oxide Mine.
  Metallurgical results for Camino Rojo Sulphides Project.
  Resumption of exploration drill programs in Mexico and Panama.

CONSOLIDATED FINANCIAL STATEMENTS

Orla's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2021, will be available on the Company's website at www.orlamining.com, and will be filed under the Company's profiles on SEDAR and EDGAR.

Qualified Persons Statement

The scientific and technical information related to Camino Rojo and Cerro Quema in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 standards.

FOURTH QUARTER 2021 CONFERENCE CALL

Orla will host a conference call on March 18, 2022, at 10:00 AM, Eastern Time, to provide a corporate update:

Dial-In Numbers:
Conference ID:	2344046
Toll Free:	(833) 499-1157
International:	(236) 712-2875
Webcast:	https://event.on24.com/wcc/r/3574536/AD172876D5106DB5F47DFA6AD29E853F

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The operation is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2022 guidance, including production, operating costs and capital costs, the timing of the declaration of commercial production at Camino Rojo, the Company's exploration plans, including timing and the goals thereof, the Company's upcoming milestones, and the timing of concession renewals and permitting. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the timing of commencement of commercial production at Camino Rojo; price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 17, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included certain performance measures in this press release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

ALL-IN SUSTAINING COSTS ("AISC") —

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Upon commencing commercial production and reporting actual AISC, we will provide a reconciliation to IFRS figures then presented.

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

1 AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/March2022/18/c9663.html

%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 18-MAR-22